December 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Separate Account C

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4

File Nos. 333-255058; 811-0772

Midland National Life Insurance Company

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1

File No. 333-255059

Dear Mr. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sammons Financial Network, LLC, as principal underwriter, hereby requests that the effective date of the above-referenced Pre-Effective Amendments to the Registration Statements on Form N-4 and Form S-1 be accelerated so as to permit them to become effective on December 10, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Registration Statement, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of
Sammons Financial Network, LLC

/s/ William L. Lowe
Name:	William L. Lowe
Title:	President, Sammons Institutional Group